Mail Stop 4561

February 16, 2007

James A. Beer
Executive Vice President and
Chief Financial Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

      Re: Symantec Corporation
             Form 10-K for the Fiscal Year Ended
             March 31, 2006
             Filed June 9, 2006
             Form 10-Q for the fiscal quarter ended
             December 31, 2006
             Filed February 7, 2007
             File No. 000-17781

Dear Mr. Beer:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended March 31, 2006

I Item 2. Properties, page 26

1.   We note you have facilities in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Item 9A. Controls and Procedures, page 58

2.   We note in your disclosure that management identified a material weakness in your internal control over financial reporting related to your accounting for income taxes and that this material weakness resulted in errors to your annual accounting for income taxes which were corrected prior to the issuance of your 2006 financial statements. Based on your disclosure, it is not clear whether these errors impacted any of your prior financial statements, including quarterly reports on Form 10-Q, or resulted in any adjustments to your financial statements. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. Additionally, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company's books and records and its financial statements as a result of these errors. Please advise.

Summary of Significant Accounting Policies

Revenue Recognition, page 75

3.   We note in your disclosure that vendor specific objective evidence (VSOE) of fair value for elements in your multiple element arrangements is based upon the price for which the undelivered element is sold separately based on historical evidence of stand-alone sales to third parties or from stated renewal rates. Please explain your methodology and assumptions used to determine VSOE of fair value. For instance, does the price charged for the individual elements vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of each undelivered element. In this regard, tell us the percentage range allowed for your pricing of the undelivered elements that you consider to be representative of VSOE for each element.

4.   We also note that when VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Tell us how you would account for arrangements that include two undelivered elements, such as PCS and services and in this regard, tell us how you considered paragraph 12 of SOP 97-2 in accounting for such arrangements.

5.   We note that for certain of your segments, you sometimes recognize revenue through indirect sales upon evidence of an end user. Help us understand if "evidence of an end user" results in recognizing revenue upon delivery to the reseller or upon sell-through to the end-user.

6.   We also note that for sales to original equipment manufacturers (OEMs), royalty revenue is recognized when the OEM reports the sale to an end-user customer,

generally on a quarterly basis. Tell us whether you are notified of the sell-through in the same period that the actual sale took place.

Note 13. Income Taxes, page 104

7.   We note that you received a notice from the IRS claiming that additional taxes are owed related to the 2000 and 2001 tax years of Veritas in which the incremental tax liability asserted by the IRS is $867 million. We also note that you do not agree with the IRS position relating to these additional taxes and have subsequently filed a petition to protest this claim. Tell us whether you have recorded any liability related these additional taxes. In this regard, tell us whether you have a range of probable loss related to this notice and whether you believe any prior periods will be affected. Please advise.

Form 10-Q for the Quarter Ended December 31, 2006 filed February 7, 2007

Note 6. Debt

Convertible Senior Notes, page 12

8.   We note that you issued an aggregate amount of $2.1 billion Convertible Senior Notes (Notes) and concurrently with the issues of these Notes, you entered into note hedge transactions and sold warrants to affiliates of certain purchasers of the Notes. We also note in your disclosure that you have considered EITF 00-19 in your accounting for such notes. Tell us specifically how you are accounting for the Notes, including any discounts on the Note related to the note hedge transactions and warrants. Additionally, tell us specifically how you applied the guidance under EITF 00-19 in evaluating whether the debt conversion features of the Notes included embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 as well as the classification of the note hedge transactions and warrants. Please advise.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief